SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: July 2007	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                   .
Notwithstanding any reference to BCE Inc.’s or Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s or Bell Canada’s site or any other site on the World Wide Web referred to in BCE Inc.’s or Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

/s/ Patricia A. Olah
Patricia A. Olah
Corporate Secretary and Lead Governance Counsel Date: July 5, 2007

Form 51-102F3
Material Change Report
Item 1   Name and Address of Company
    BCE Inc. (“BCE” or the “Company”)
    1000, rue de La Gauchetière Ouest, Bureau 3700
    Montréal, Québec
    H3B 4Y7
Item 2   Date of Material Change
    June 29, 2007
Item 3   News Release
A press release announcing the material change referred to in this report was issued on June 30, 2007 and disseminated on newswires in Canada and the United States.
Item 4   Summary of Material Change
On June 29, 2007, BCE entered into a definitive agreement (the “Definitive Agreement”) with 6796508 Canada Inc. (the “Purchaser”) whereby the Purchaser agreed to acquire all of BCE’s outstanding common shares at a purchase price of $42.75 per common share in cash and all of BCE’s outstanding preferred shares at the prices per share in cash set forth in Schedule “A” to this material change report. The proposed acquisition of all of the outstanding shares of BCE is to be carried out by way of a statutory Plan of Arrangement under Section 192 of the Canada Business Corporations Act (“CBCA”) (the “Arrangement”). To be implemented, the Arrangement requires the approval of two-thirds of the votes cast at a meeting of BCE’s common and preferred shareholders, voting together as a class, and is also subject to certain other conditions, including the receipt of certain key regulatory approvals. BCE currently anticipates that the Arrangement will be completed in the first quarter of 2008.
The BCE Board of Directors (the “Board”) has unanimously recommended that BCE shareholders vote to approve the Arrangement. The Board has received fairness opinions regarding the consideration to be paid for the Company’s common and preferred shares under the Definitive Agreement from the Company’s financial advisors.
Concurrently with the execution of the Definitive Agreement, each of Ontario Teachers’ Pension Plan Board (“OTPPB”) and certain affiliates of Providence Equity Partners Inc. (“PEP”) and Madison Dearborn Partners, LLC (“MDP”) (together with the Purchaser, the “Purchaser Parties”) entered into a limited guarantee in favour of the Company in the aggregate amount of $1,000,000,000 with respect to the break-up fee amount that may be payable by the Purchaser under the Definitive Agreement.
Item 5   Full Description of Material Change
I.           Definitive Agreement
On June 29, 2007, BCE and the Purchaser entered into the Definitive Agreement. The following description of the Definitive Agreement does not purport to be complete and is qualified in its entirety by reference to the Definitive Agreement, which has been filed separately by BCE with the

Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).
1.     Arrangement
The Definitive Agreement provides that the Purchaser will acquire all of BCE’s common shares at a purchase price of $42.75 per common share in cash and all of BCE’s outstanding preferred shares at the prices per share in cash set forth in Schedule “A” to this material change report by way of a Plan of Arrangement. To be implemented, the Arrangement requires the approval of two-thirds of the votes cast at a meeting of BCE’s common and preferred shareholders, voting together as a class. The Company has agreed to hold a shareholder meeting to consider the Arrangement on or before October 29, 2007.
2.     Representations and Warranties
BCE has provided certain customary representations and warranties to the Purchaser in the Definitive Agreement, and the Purchaser has also provided certain customary representations and warranties to the Company in the Definitive Agreement.
3.     Ordinary Course Business Covenants
The Company has agreed that prior to consummation of the Arrangement it will conduct its business in the ordinary course consistent with past practice, and will, among other things, use its commercially reasonable efforts to preserve intact the present business organization of the Company and its subsidiaries. In connection with this general covenant, the Company has also agreed to certain specific covenants, which, among other things, restrict certain activities of BCE. These covenants relate to, among other things, the issuance of shares, the acquisition of assets, the entering into of certain transactions such as mergers, asset dispositions and capital contributions, the amendment, modification or termination of certain plans and contracts, including, among others, employee plans or contracts, union agreements, supplier and customer contracts, other revenue-generating contracts and insurance policies, and the incurrence of debt (subject to certain thresholds and exceptions).
4.     Non-Solicitation Covenant and “Fiduciary Out”
Under the terms of the Definitive Agreement the Company has agreed that, except as otherwise expressly provided, the Company shall not, directly or indirectly, (a) solicit, initiate or knowingly encourage (including by furnishing information or entering into any contract) any inquiries or proposals regarding an Acquisition Proposal; (b) participate in any substantive discussions or negotiations with any person regarding an Acquisition Proposal; (c) make a change in recommendation with respect to the Board’s recommendation that BCE shareholders vote in favour of the Arrangement (a “Change in Recommendation”); (d) accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or (e) accept, approve, endorse or recommend or enter into, or publicly propose to accept, approve, endorse or recommend or enter into, any contract in respect of an Acquisition Proposal.
Notwithstanding any other provision of the Definitive Agreement or of any other agreement between the Purchaser and the Company or between the Company and any other person, including without limitation the provisions of any confidentiality or standstill agreement, if at any time following the date of the Definitive Agreement and prior to obtaining the approval of the arrangement resolution (the “Arrangement Resolution”) by shareholders at the shareholder meeting, the Company receives any written Acquisition Proposal, other than any Acquisition Proposal that resulted from a wilful and intentional breach of the non-solicitation provisions of the Definitive Agreement by the Company or any director or officer of the Company or any representative acting at the direction of or on behalf of the Company or any director or officer of the Company, that the Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company may: (a) furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal; and/or (b) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal. The Company must promptly notify the Purchaser in the event it receives a written Acquisition Proposal, including the identity of the person making such Acquisition Proposal and the material terms and conditions thereof. The Company may not disclose any non-public information to any person making an Acquisition Proposal without having entered into a confidentiality agreement with such person that contains provisions that are no less favourable to the Company and that are not more favourable to such person than those contained in the confidentiality agreements between the Company and the Purchaser Parties (and may not include any provision calling for an exclusive right to negotiate with the Company), except that such agreement may contain a less restrictive or no standstill restriction and may specifically release such party from any existing standstill restriction. The Company must promptly provide to the Purchaser any material non-public information concerning the Company or its subsidiaries provided to such other person which was not previously provided to the Purchaser, and the Company may not provide any commercially sensitive non-public information to any competitor that has made an Acquisition Proposal, except in a manner consistent with the Company’s past practice in dealing with the disclosure of such information in the context of considering Acquisition Proposals prior to the date of the Definitive Agreement.
Under the terms of the Definitive Agreement, the Company may not accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement) unless (a) the Acquisition Proposal did not result from a wilful and intentional breach of the non-solicitation provisions of the Definitive Agreement by the Company or any director or officer of the Company or any representative acting at the direction of or on behalf of the Company or any director or officer of the Company, (b) the Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes a Superior Proposal, (c) the Company has provided the Purchaser with a copy of such Acquisition Proposal, (d) a period (the “Matching Period”) of five Business Days has lapsed from the date (the “Notice Date”) that is the later of (i) the date the Purchaser received written notice of the Company’s proposed determination to take such action, and (ii) the date the Purchaser received a copy of the Acquisition Proposal, (e) during the Matching Period, the Purchaser shall have the opportunity (but not an obligation) to offer to amend the terms and conditions of the Definitive Agreement such that the Acquisition Proposal would cease to be a Superior Proposal, (f) after the Matching Period, the Board (i) determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal continues to constitute a Superior Proposal and (ii) determines in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, (g) prior to or simultaneously with taking such action, the Company terminates the Definitive Agreement and pays the termination fee of $800 million, and (h) promptly following such termination, the Company enters into a definitive agreement with the person making such Superior Proposal. Each successive material modification (including any increase in the proposed price) of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the foregoing, provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial five Business Day Matching Period and 36 hours after the Notice Date in respect of the new Acquisition Proposal.
Nothing contained in the Definitive Agreement prohibits the Board from making a Change in Recommendation or from making any disclosure to any securityholders of the Company prior to the

Effective Time, including for greater certainty disclosure of a Change in Recommendation, if, in the good faith judgment of the Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would reasonably be expected to be inconsistent with the Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable law. The Board may not, however, make a Change in Recommendation pursuant to the preceding sentence unless the Company gives the Purchaser at least two Business Days prior written notice of its intention to make such Change in Recommendation. Upon such Change in Recommendation the Purchaser may terminate the Definitive Agreement and in such circumstances the Company shall pay a termination fee of $800 million.
For purposes of the foregoing, a “Superior Proposal” is any written Acquisition Proposal: (i) to acquire not less than 50.1% of the outstanding Common Shares or assets of the Company on a consolidated basis, (ii) that is reasonably capable of being completed, taking into account to the extent considered appropriate by the Board, all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, (iii) in respect of which, where applicable, financing commitment letters reasonably satisfactory to the Company shall have been furnished to the Company, (iv) that is not subject to a due diligence condition, and (v) that the Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is on terms and conditions that are more favourable from a financial point of view to the Affected Shareholders (being the Common Shareholders and the Preferred Shareholders) than those contemplated by the Definitive Agreement after taking into account any modifications resulting from the matching process described above.
For purposes of the Definitive Agreement, an “Acquisition Proposal” means any offer, proposal or inquiry from any person or group of persons (other than any Purchaser Party) after the date of the Definitive Agreement relating to (i) any acquisition or purchase, direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its subsidiaries or 20% or more of the voting or equity securities of the Company or any of its subsidiaries (or rights or interests therein or thereto) whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company, (ii) any take-over bid or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of the Company.
5.     Financing Covenants
The Purchaser has agreed that it will use its reasonable best efforts to consummate the financing that it has arranged in connection with the Arrangement no later than the Effective Date. The Definitive Agreement is not subject to a financing condition, and if financing is not obtained by the Purchaser, the Purchaser continues to be obligated to consummate the Arrangement.
Under the Definitive Agreement, the Company has agreed to use commercially reasonable efforts to provide such co-operation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the advance of its planned debt financing, provided such co-operation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or interfere with or hinder or delay the performance by the Company or its subsidiaries of their other obligations. Despite this covenant, however, the Company will not be required to (a) pay any commitment, consent or other fee or incur any other liability in connection with any such financing prior to the Effective Time, (b) take any action or do anything that would contravene any applicable law, contravene any contract of the Company or any subsidiary that relates to borrowed money or be capable of impairing or preventing the satisfaction of any condition set forth in the Definitive Agreement, (c) commit to take any action that is not contingent on the consummation of the transactions at the Effective Time, or (d) disclose any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets or similar information or violate any obligations of the Company or any other person with respect to confidentiality.
6.     Regulatory Approvals
Subject to the terms and conditions of the Definitive Agreement, the Purchaser Parties and the Company have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Definitive Agreement as soon as practicable, including using their reasonable best efforts to obtain and maintain all approvals, clearances, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including certain required regulatory approvals, being:
•	necessary approval under the Competition Act (Canada) and the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;
•	approval of the Canadian Radio-television and Telecommunications Commission;
•	approval of the United States Federal Communications Commission;
•	Industry Canada approval; and
•	Investment Canada Act approval, if required.
7.     Conditions Precedent to the Consummation of the Arrangement
Mutual Conditions Precedent
The obligations of BCE and the Purchaser to complete the transactions contemplated by the Definitive Agreement are subject to the fulfillment of each of the following conditions precedent, each of which may only be waived with the mutual consent of the parties:
•	the Arrangement Resolution being approved and adopted by the BCE shareholders at the shareholder meeting in accordance with the Interim Order;
•	the Interim Order and the Final Order issued by the Court (which are to be in a form acceptable to the Company and the Purchaser, acting reasonably) having been obtained on terms consistent with the Definitive Agreement, and not having been set aside or modified in a manner unacceptable to the Company and the Purchaser, acting reasonably;

•	no applicable law being in effect that makes the consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or the Purchaser from consummating the Arrangement;
•	all key regulatory approvals set forth in the Definitive Agreement having been obtained;
•	the Definitive Agreement not having been terminated in accordance with its terms; and
•	the Purchaser and the Company having received an opinion at the effective time of the Arrangement from a nationally recognized valuation firm engaged by the Purchaser and agreed to by the Company, acting reasonably, to the effect that the Company will, subject to certain qualifications, be solvent as of the effective time of the Arrangement and immediately after the consummation of the transactions contemplated by the Plan of Arrangement.
Conditions Precedent for the Benefit of the Purchaser
The obligations of the Purchaser to complete the transactions contemplated by the Definitive Agreement are subject to the fulfillment of each of the following conditions precedent (each of which may be waived by the Purchaser):
•	all covenants of the Company under the Definitive Agreement to be performed on or before the consummation of the Arrangement having been duly performed by the Company in all material respects; and
•	the representations and warranties of the Company set forth in the Definitive Agreement being true and correct in all respects as of the time the Arrangement is consummated, unless the failure or failures of such representations or warranties to be true would not reasonably be expected to have a Material Adverse Effect (subject to certain exceptions).
For the purposes of the Definitive Agreement, a “Material Adverse Effect” is an effect that, individually or in the aggregate with other such effects, is or would reasonably be expected to be material and adverse to the financial condition, business or the results of operations of the Company and its subsidiaries, taken as a whole, but excluding for these purposes effects arising from certain identified events, including any change in the market price or trading volume of any securities of the Company, any change in global, national or regional political conditions or in general economic, business, regulatory or political or market conditions or national or global financial or capital markets, except to the extent that such a change in conditions has a materially disproportionate effect on BCE and its subsidiaries, taken as a whole, relative to comparable companies and entities operating in the industries in which BCE and/or its subsidiaries operate.
Conditions Precedent for the Benefit of BCE
The obligations of the Company to complete the transactions contemplated by the Definitive Agreement are subject to the following conditions precedent (each of which may be waived by the Company):

•	all covenants of the Purchaser and the Purchaser Parties under the Definitive Agreement to be performed on or before the time the Arrangement is consummated having been duly performed by such parties in all material respects;
•	the representations and warranties of the Purchaser set forth in this Agreement being true and correct in all material respects (subject to certain exceptions) as of the time the Arrangement is consummated; and
•	the Purchaser having deposited with the depositary the funds required to effect payment in full of the aggregate consideration to be paid to the affected BCE shareholders pursuant to the Arrangement.
8.     Termination Provisions
The Definitive Agreement may be terminated and the Arrangement may be abandoned at any time prior to the time the Arrangement is to be consummated:
(a)	by mutual written agreement of the Company and the Purchaser; or
(b)	by either the Company or the Purchaser, if:
(i)	the consummation of the Arrangement shall not have occurred on or before the June 30, 2008 (the “Outside Date”), subject to extension in certain circumstances and provided that a party whose breach of the Definitive Agreement caused or resulted in such failure may not exercise such termination right;

(ii)	after the date of the Definitive Agreement, any applicable law is enacted (or any such applicable law is amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or the Purchaser from consummating the Arrangement and such applicable law (if applicable) or enjoinment has become final and non-appealable; or

(iii)	the Arrangement Resolution fails to receive the requisite vote of the BCE shareholders for approval at the shareholder meeting in accordance with the Interim Order;
(c)	by the Purchaser, if:
(i)	prior to obtaining the approval of the Arrangement Resolution by BCE shareholders, (A) the Board makes a Change of Recommendation; or (B) the Company wilfully and intentionally breaches the non-solicitation provisions of the Definitive Agreement in a material respect; or

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Definitive Agreement has occurred that would cause the mutual conditions precedent or the conditions precedent for the benefit of the Purchaser not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in mutual conditions precedent or the conditions precedent for the benefit of the Company not to be satisfied; or

(d)	by the Company, if:
(i)	the Board authorizes the Company, subject to complying with the applicable terms of the Definitive Agreement, to enter into a written agreement concerning a Superior Proposal;

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser Parties set forth in the Definitive Agreement has occurred that would cause the mutual conditions precedent or the conditions precedent for the benefit of the Company not to be satisfied, and such condition is incapable of being satisfied by the Outside Date; provided that the Company is not then in breach of the Definitive Agreement so as to cause any of the mutual conditions precedent or the conditions precedent for the benefit of the Purchaser not to be satisfied; or

(iii)	the Purchaser does not provide the escrow agent with sufficient funds to complete the transactions contemplated by the Definitive Agreement as required by the Definitive Agreement.
9.     Termination Fee, Break-Up Fee and Expense Reimbursement
Termination Fee Payable By Company
If the Definitive Agreement is terminated because:
•	prior to obtaining the approval of the Arrangement Resolution by BCE shareholders, (a) the Board makes a Change of Recommendation; or (b) the Company wilfully and intentionally breaches the non-solicitation provisions of the Definitive Agreement in a material respect;
•	the Board authorizes the Company, subject to complying with the terms of the Definitive Agreement, to enter into a written agreement concerning a Superior Proposal; or
•	(a) the Arrangement Resolution fails to receive the requisite vote of the BCE shareholders for approval at the shareholder meeting in accordance with the Interim Order or (b) of a wilful and intentional or fraudulent breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Definitive Agreement has occurred that would cause the mutual conditions precedent or the conditions precedent for the benefit of the Purchaser not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, provided that in the case of each of (a) and (b), prior to the shareholder meeting, a bona fide Acquisition Proposal has been made or publicly announced by a third party and within twelve months following the date of such termination, such third party: (i) directly or indirectly, in one or more transactions acquires the Company by arrangement or otherwise; (ii) directly or indirectly, in one or more transactions acquires more than 50% of the total assets of the Company and its subsidiaries, taken as a whole; (iii) directly or indirectly, in one or more transactions acquires more than 50% of the outstanding common shares of the Company; or (iv) enters into a contract (other than a confidentiality agreement) with respect to the foregoing or any other Acquisition Proposal;

then the Company must pay, as directed by OTPPB and certain affiliates of PEP and MDP jointly in writing, a termination fee in the amount of $800 million. For purposes of the immediately foregoing, the term “Acquisition Proposal” shall have the meaning noted above, except that references to “20% or more” shall be deemed to be references to 50% or more.
Break Up Fee Payable by Purchaser
In the event that prior to a termination fee event (as described above), the Definitive Agreement is terminated:
•	by the Company because a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser Parties set forth in the Definitive Agreement has occurred that would cause the mutual conditions precedent or the conditions precedent for the benefit of the Company not to be satisfied, and such condition are incapable of being satisfied by the Outside Date;
•	by the Company because the Purchaser does not provide the escrow agent with sufficient funds to complete the transactions contemplated by the Definitive Agreement as required by the Definitive Agreement; or
•	by either the Company or the Purchaser because the consummation of the Arrangement has not occurred on or before the Outside Date, provided that all of the mutual conditions precedent and the conditions precedent for the benefit of the Purchaser have been satisfied or waived;
then the Purchaser must pay the Company a break-up fee in the amount of $1,000,000,000.
Expense Reimbursement Payable by the Company
The Company has agreed to pay to the Purchaser Parties their reasonable documented expenses, costs and fees incurred in connection with the transactions contemplated by the Definitive Agreement and related financings in an amount not to exceed: (a) $25 million if the Definitive Agreement has been terminated by the Purchaser or the Company because the Arrangement Resolution fails to receive the requisite vote of the BCE shareholders for approval at the shareholder meeting in accordance with the Interim Order; and (b) $50 million if the Definitive Agreement has been terminated by the Purchaser because of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Definitive Agreement that would cause the mutual conditions precedent or the conditions precedent for the benefit of the Purchaser not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date.
II.          Guarantee of Purchaser Parties
Each of OTPPB and certain affiliates of PEP and MDP has executed a limited guarantee in favour of the Company in the aggregate amount of $1,000,000,000 with respect to the break-up fee amount that may be payable by the Purchaser under the Definitive Agreement.
III.         Purchaser Financing Commitments
The Purchaser has obtained debt and equity commitments to finance the transactions contemplated by the Definitive Agreement, subject to the standard terms for these types of financings. In connection with this, the Purchaser currently anticipates requiring BCE, Bell Canada and Bell Mobility to redeem certain outstanding redeemable debentures maturing at any time up to December 31, 2010 pursuant to their terms, as of and subject to the closing of the transactions contemplated by the Definitive Agreement. The Purchaser currently anticipates that its debt financing will be guaranteed by Bell Canada and its then material subsidiaries (other than Bell Aliant Regional Communications Income Fund and Northwestel Inc.) and that the relevant Bell Canada guarantees will rank pari passu with the then existing Bell Canada debentures and medium term notes issued under Bell Canada’s 1976 and 1997 indentures and certain other obligations of Bell Canada up to the maximum amount permitted under the terms of the 1976 indenture, on a senior basis with respect to Bell Canada’s subordinated debentures and otherwise on a senior subordinated basis, and all in compliance with provisions of the relevant indentures. The Purchaser currently expects that outstanding Bell Canada debentures and medium term notes under the 1976 and 1997 indentures and certain other obligations of Bell Canada will be secured by the assets of Bell Canada. Certain other guarantees to be entered into by Bell Canada’s then material subsidiaries (other than Bell Aliant Regional Communications Income Fund and Northwestel Inc.) in connection with the Purchaser’s financing will be secured by the assets of such guarantors. In addition, the Purchaser has obtained commitments to make available a combination of facilities in order to support the Company’s ongoing liquidity needs.
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Caution Concerning Forward-Looking Statements
This material change report contains forward-looking statements relating to the proposed acquisition of BCE, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.
The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC, Competition Bureau and Industry Canada, among others, (ii) any necessary approvals from securities regulators and other applicable regulatory and stock exchange approvals, (iii) required BCE shareholder approval, and (iv) necessary court approvals. These approvals may not be obtained, and the other conditions to the transaction may not be satisfied in accordance with their terms, in which case the proposed transaction could be modified, restructured or terminated.
The forward-looking statements contained in this material change report are made as of the date of this report. BCE disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, BCE undertakes no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction.
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
Item 7   Omitted Information
Not Applicable.

Item 8    Executive Officer
Martine Turcotte, Chief Legal Officer of BCE, is an executive officer of BCE and is knowledgeable about the material change and this report. Ms. Turcotte can be contacted through the Assistant Corporate Secretary at (514) 786-3891.
Item 9    Date of Report
July 5, 2007.

SCHEDULE A
BCE PREFERRED SHARES — PURCHASE PRICES
      Under the terms of the Definitive Agreement, the cash consideration to be paid for the Preferred Shares of BCE is as follows:

First Preferred Shares	Consideration Per Share
Series R	$25.65 *
Series S	$25.50 *
Series T	$25.77 *
Series Y	$25.50 *
Series Z	$25.25 *
Series AA	$25.76 *
Series AC	$25.76 *
Series AE	$25.50 *
Series AF	$25.41 *
Series AG	$25.56 *
Series AH	$25.50 *
Series AI	$25.87 *
*Together with accrued but unpaid dividends to the effective date of the Arrangement.